# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NETSOL TECHNOLOGIES INC, CIK 0001039280
CUSIP: 64115A402
Title of class of securities: Common
Address of issuer's principal executive offices: 16000 VENTURA BLVD.,, SUITE 770, ENCINO,, California (CA), 91436
Date of event which requires filing of this statement: 09/30/2026
Filed by CIK 0001841926

## Reporting persons
- Felte Todd M: type of reporting person: individual (IN), broker-dealer (BD); citizenship or place of organization: Arizona (AZ); sole voting power 8,700; shared voting power 350,000; sole dispositive power 8,700; shared dispositive power 350,000; aggregate amount beneficially owned 358,700 (3% of the class)

## Item 1. Issuer
Name of issuer: NETSOL TECHNOLOGIES INC
Address of issuer's principal executive offices: 16000 VENTURA BLVD.,, SUITE 770, ENCINO,, CALIFORNIA, 91436

## Item 2. Person Filing
Name of person filing: Todd M. Felte
Address of principal business office or, if none, residence: 8655 E. Via De Ventura Suite G-175, Scottsdale, AZ 85258
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
330,000 shares E.W. Felte Bene IRA - Todd M. Felte Trustee
20,000 shares E.W. Felte Irrev Trust - Todd M. Felte Trustee
5,000 shares Todd M. Felte
3,700 shares Todd M. Felte Roth IRA
Percent of class: 3.00%
Sole power to vote or to direct the vote: 8,700
Shared power to vote or to direct the vote: 350,000
Sole power to dispose or to direct the disposition: 8,700
Shared power to dispose or to direct the disposition: 350,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Felte Todd M: Todd M Felte, Trustee of E.W. Felte Bene IRA and E.W. Felte Irrev Trust (10/28/2026)